Exhibit 12
STONEPATH GROUP, INC.
Computation of the Ratio of Earnings to Fixed Charges Calculation
Regulation S-K Item 503(d)

Year Ended
December 31, 2005
Earnings

Pre-tax income (loss) from continuing operations before minority interests or income/(loss) from equity investees	$(8,354,252)
Add: Fixed charges	6,534,026
Add: Amortization of capitalized interest —	—
Add: Distributed income of equity investees —	—
Add: Share of pre-tax losses of equity investees —	—
Less: Interest capitalized	—
Less: Preference security dividend requirements of consolidated subsidiaries —	—
Less: Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(1,383,530)

Total Earnings	$(3,203,756)

Fixed Charges
Interest expensed and capitalized	$3,542,852
Add: Amortized premiums, discounts and capitalized expenses related to indebtedness
Add: Estimate of the interest within rental expense (a)	2,991,174
Add: Preference security dividend requirements of consolidated subsidiaries (pre-tax) —	—

Total Fixed Charges	$6,534,026

Ratio of earnings to combined fixed charges and preference dividends	(0.49)

(a) Total Rent Expense	$9,064,164
Percentage	33%

Estimated interest portion of rent expense	$2,991,174